SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

NEXUS TELOCATION SYSTEMS LTD.

1 Korazin Street
Givatayim, 53583
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 40-F ☐     Form 20-F ☒

Indicateby check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

No ☒     Yes ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

For Immediate Release

Nexus Telocation Systems Ltd. Announces its 2003 Financial Results.

Definitive Agreement for the Purchase of Pointer (Eden Telecom Group) Ltd. Executed.

Givatayim, Israel, May 3, 2004. Nexus Telocation Systems Ltd. (OTC Bulletin Board: NXUS), a leading provider of Stolen Vehicle Retrieval services, announced today its consolidated financial results for 2003.

Nexus’ net income in 2003 was $5.3 million or $0.06 per share as compared to a net loss of $7.6 million or $0.67 per share in 2002. Nexus’ net loss from continuing operations in 2003 decreased by 9% to $3.3 million or $0.04 per share from $3.6 million or $0.32 per share for the same period in 2002.

The Company’s results in 2003 were mainly affected by the following events:

•	In February 2003 Nexus sold its subsidiary NexusData Inc., through which Nexus was formerly engaged in the automated meter reading industry. This transaction resulted in an $8.5 million one-time, non-cash capital gain.

•	During the reported period, Nexus significantly improved its financial stability by taking several measures including equity investments for an aggregate of $4.5 million by a group of investors led by DBSI Investments Ltd.- Nexus’ controlling shareholder, the conversion of a $723,000 convertible debenture by AMS Electronics Ltd and the restructuring of approximately $4.0 million debts to the Company’s bank achieved mainly by converting a $3.0 million short-term credit into a long-term loan.

•	The execution of a cost reduction plan enabled the Company to improve its results from continuing operations despite the reduction in revenues, which was mainly attributable to the overall slow-down and political uncertainties in Venezuela.

•	A significant increase in revenues from the Stolen Vehicle Recovery services business in Argentina, operated by Nexus’ subsidiary – Tracsat.

•	The Company presented, for the first time, its financial statements under the US Generally Accepted Accounting Principles, based on which it recorded $1.0 million of financial expenses due to inducement with respect to the conversion of a convertible debenture, as well as a $400,000 amortization of deferred stock compensation. Such deferred stock compensation from 2003 is expected to result in $567,000 of additional non-cash expenses during 2004 and 2005. However, according to US Generally Accepted Accounting Principles, these expenses do not have any effect on the Company’s total shareholders’equity.

Due to the abovementioned events the Company presented at the end of 2003 a significant improvement in total shareholders’ equity of $11.3 million as compared to the end of 2002.

Since April 2003 the Company has focused on the Stolen Vehicle Recovery markets and increased its activity as an operator and service provider. Consequently, subsequent to the reported period and following the announcement on March 10, 2004, the Company signed a definitive agreement in May 2004 to purchase 100% of the issued share capital of Pointer (Eden Telecom Group) Ltd. in exchange for shares and warrants of Nexus. Such issued shares and warrants are expected to equal approximately 26% of the issued share capital of Nexus on a fully diluted basis, post transaction. The closing of the transaction is subject to the approvals of banks and other governmental authorizations. After the acquisition of Pointer and together with Nexus’ operation in Argentina, the Company and its subsidiaries will directly serve above 70,000 subscribers not including its sales to other operators in Venezuela, Russia and others countries.

Arik Avni, CEO of Nexus, said “We feel that the acquisition of Pointer together with the consistent increase in our subscriber base in Argentina better positions us as a Stolen Vehicle Retrieval service provider. We also believe that we have built the building blocks to achieve operating breakeven results in 2004, and we are looking forward to leveraging our actions to other opportunities mainly in Latin America.”

Yossi Ben-Shalom, Nexus’ Chairman of the board, commented: “In light of the challenges the Company had in 2003, we are pleased with the achievements of the Company and the acquisition of Pointer. 2004 should be the year in which we start to capitalize on those achievements.”

Nexus Telocation Systems Ltd. develops, manufactures and markets low energy and cost effective wireless communications and location based information systems through the application of digital spread spectrum technologies deployed in Stolen Vehicle Retrieval applications.

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Nexus and its affiliates. These forward-looking statements are based on the current expectations of the management of Nexus, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Nexus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission.

Contact:
Ronen Stein, V.P. and Chief Financial Officer
Tel.; 972-3-572 3111
e-mail: ronens@nexus.co.il

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2003	2002

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$708	$71
Short-term bank deposits	11	64
Trade receivables (net of allowance for doubtful accounts)	1,417	1,134
Other accounts receivable and prepaid expenses	641	661
Inventories	957	1,264

Total current assets	3,734	3,194

LONG-TERM INVESTMENTS:
Other long-term accounts receivable	75	-
Severance pay fund	502	510
Investment in investee	2,064	2,007

	2,641	2,517

PROPERTY AND EQUIPMENT, NET	1,772	1,535

INTANGIBLE ASSETS, NET	143	210

ASSETS ATTRIBUTED TO DISCONTINUED OPERATIONS	-	2,642

Total assets	$8,290	$10,098

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
Short-term bank credit	$1,204	$848
Trade payables	871	1,913
Other accounts payable and accrued expenses	1,806	1,887

Total current liabilities	3,881	4,648

LONG-TERM LIABILITIES:
Long-term loan	3,000	3,000
Accrued severance pay	691	845
Convertible debenture	-	1,020

	3,691	4,865

LIABILITIES ATTRIBUTED TO DISCONTINUED OPERATIONS	-	11,166

TOTAL SHAREHOLDERS' EQUITY (DEFICIENCY)	718	(10,581)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2003	2002	2001

Revenues:
Sales	$2,774	$5,196	$12,375
Services	2,376	1,165	184

Total revenues	5,150	6,361	12,559

Cost of revenues:
Sales	2,099	3,528	9,355
Services	2,075	948	1,333

Total cost of revenues	4,174	4,476	10,688

Gross profit	976	1,885	1,871

Operating expenses:
Research and development, net	664	1,377	1,654
Selling and marketing	621	1,107	2,225
General and administrative	1,410	2,284	2,803
Amortization of deferred stock compensation	400	-	-

Total operating expenses	3,095	4,768	6,682

Operating loss	2,119	2,883	4,811
Financial expenses, net	1,105	266	209
Other income (expenses), net	(32)	(440)	563

	(3,256)	(3,589)	(4,457)

Minority interest in losses of a subsidiary	-	-	191

Loss from continuing operations	3,256	3,589	4,266

Loss from discontinued operations, net	-	4,000	5,204
Gain from disposal of discontinued operations	8,524	-	-

Net income (loss)	$5,268	$(7,589)	$(9,470)

Basic and diluted loss per share from continuing operations (in
U.S. $)	$0.04	$0.32	$0.42
Basic and diluted net earnings (loss) per share from
discontinued operations (in U.S. $)	0.10	(0.35)	(0.51)

Total basic and diluted net earnings (loss) per share (in U.S. $)	$0.06	$(0.67)	$(0.93)

Weighted average number of shares outstanding (in thousands)	85,567	11,289	10,162

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXUS TELOCATION SYSTEMS LTD. BY: /S/ Arik Avni —————————————— Arik Avni CEO

Date: May 9, 2004